Exhibit 21.1

SUBSIDIARIES OF TRULIEVE CANNABIS CORP.

NAME OF ORGANIZATION	JURISDICTION
Trulieve, Inc.	Florida
Leef Industries, LLC	California
Life Essence, Inc.	Massachusetts
Trulieve Holdings, Inc.	Delaware
Trulieve Bristol, Inc. doing business as The Healing Corner	Connecticut
Trulieve PA Merger Sub 1 Inc. doing business as PurePenn	Pennsylvania
Trulieve PA Merger Sub 2 Inc. doing business as Pioneer	Pennsylvania
Trulieve PA LLC doing business as Solevo Wellness	Pennsylvania